Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

Three
Months
Ended
3/31/08
Income before income tax provision	$219.9
Income recognized on less than fifty percent owned persons, net	1.3
Minority interest in the income of subsidiary with fixed charges	—

$221.2

Fixed Charges:
Interest expense	$3.8
Portion of rents deemed to be interest	1.6
Capitalized interest	5.7
Amortization of debt expense	0.2

Fixed Charges excluding the effects of capitalized interest	$11.3
Earnings adjustments:
Capitalized interest	$(5.7)

Earnings, as adjusted	$226.8

Ratio of earnings to fixed charges	20.1

30